Jon C. Avina T: +1 650 843 5307 javina@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Confluent, Inc. in connection with its Registration Statement on Form S-1 filed on June 1, 2021 VIA EDGAR

June 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Alexandra Barone, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Senior Staff Accountant

Re:	Confluent, Inc.
Amendment No. 1 Draft Registration Statement on Form S-1
Submitted May 6, 2021
CIK: 0001699838

Ladies and Gentlemen:

On behalf of Confluent, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s (the “Commission”) Division of Corporation Finance (the “Staff”) by letter dated May 20, 2021 (the “Comment Letter”) with respect to the Company’s Amended Draft Registration Statement on Form S-1, confidentially submitted on May 6, 2021.

The Company is concurrently filing a Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes made in response to certain of the Comments contained in the Comment Letter and certain other changes.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record, and not be disclosed to any person. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least 10 business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (650) 843-5307 rather than rely on the U.S. mail for such notice.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Common Stock Valuations, page 105

1. We are continuing to evaluate your response to prior comment 7 and may have additional comments when you determine the fair value of the awards granted subsequent to March 31, 2021.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 1, 2021 Page 2	Confidential Treatment Requested by Confluent, Inc.

The Company has provided below a breakdown of the stock awards granted from April 1, 2021 through June 1, 2021 (the “Review Period”) as well as the exercise price as determined by the Company’s board of directors (the “Board”) and fair value per share of the underlying common stock at the applicable grant date for financial reporting purposes:

Grant Date	Award Type	Number of Shares Granted	Exercise Price Per Share	Estimated Fair Value Per Share for Financial Reporting Purposes
April 17, 2021	Options	2,004,869	$19.95	$21.31
April 17, 2021	RSUs	205,368	—	$21.31
April 30, 2021	Options	333,500	$19.95	$22.01
April 30, 2021	RSUs	81,124	—	$22.01
May 3, 2021	Options	250,000	$19.95	$22.17
May 5, 2021	Options	58,200	$19.95	$22.28
May 27, 2021	Options	939,484	$22.77	[***]
May 27, 2021	RSUs	3,783,727	—	[***]

The estimated fair value per share of the Company’s common stock has historically been determined at each grant date by the Board, taking into account contemporaneous independent common stock valuation reports (“Valuation Reports”) from a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). The Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of fair value of the Company’s common stock, as described on pages 110 and 111 of the Registration Statement.

For financial reporting purposes and as further described below, for the grant dates during the Review Period, the Company reassessed the fair value of its common stock used in measuring the grant date fair value of the Company’s equity awards by incorporating all available information to date and computing stock-based compensation by linearly interpolating on a daily basis the increase between the Valuation Reports performed immediately prior to and immediately after the date of grant, when considered appropriate. The Company believes that this straight-line methodology, when applied, provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value.

At each valuation date, the Company made a determination of enterprise value using a combination of the income and market approach, each as described in further detail on page 110 of the Registration Statement.

After determining enterprise value, the Valuation Reports utilized a combination of the option pricing method (“OPM”) and the probability-weighted expected return method (“PWERM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock.

In determining the estimated fair value of the Company’s common stock as of each grant date, the Board also considered that the Company’s common stock is not freely tradable in the public markets. Therefore, the estimated fair value of the Company’s common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event as well as market volatility. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team. In establishing the exercise price of the equity awards granted on each grant date, the Board relied on the most recent Valuation Report available to the Company at such time.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential

information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 1, 2021 Page 3	Confidential Treatment Requested by Confluent, Inc.

The following are the key considerations in determining the value of the Company’s common stock at each valuation date as well as discussions of the Company’s use of the Valuation Reports in determining the fair value for computing stock-based compensation expense as of each date when the Company granted equity awards during the Review Period.

April 17, 2021, April 30, 2021, May 3, 2021, and May 5, 2021 Grants

The results of the valuation as of May 14, 2021 are summarized in the table below, along with the Company’s assessment of the fair value of the underlying common stock used for computing stock-based compensation expense.

	Scenario Probability	Marketable Value Per Share	DLOM	Weighted Common Share Value
PWERM Analysis
IPO in June 2021	80%	$25.92	4.5%	$19.80
Remain private for 1.15 years	20%	$17.45	15.0%	$2.97

Fair Value per Valuation Report				$22.77

The May 14, 2021 valuation used a hybrid PWERM methodology. Two scenarios were considered: an IPO in June 2021, which was assigned a probability weight of 80%, and a “remain private” scenario” in which the Company would not experience a liquidity event for approximately 1.15 years, which was assigned a probability weight of 20%. The probability weights were based on management’s assessment as of the date of the valuation of the likelihood of the two scenarios. In assessing the probability of the IPO scenario, the Company considered that it held “testing the waters” meetings with potential investors pursuant to Section 5(d) of the Securities Act of 1933, as amended, from April 19, 2021 to April 23, 2021 and submitted an amended draft Registration Statement on Form S-1 with the Commission on May 6, 2021. The Company considered these meetings and the submission of the amended draft Registration Statement to be indications of a higher probability of the IPO scenario in the PWERM analysis. The exit value of the Company in the IPO scenario was estimated using the market approach (the public company market multiple method). The increased probability of the IPO and decreased DLOM, commensurate with the increased probability of the IPO and continued progress toward the IPO, used in the May 14, 2021 valuation are the primary reasons the valuation increased 14% from the valuation as of March 23, 2021 (as described in the response to Comment No. 7 in the Company’s letter to the Staff dated May 6, 2021, the “Prior Letter”).

The May 14, 2021 valuation “remain private” scenario was performed using a combination of the income approach and the market approach (the public company market multiple method) to derive an indicated total equity value for the Company. The income and market approaches were each assigned a weighting of 50% in the “remain private” scenario. The OPM was then applied to derive an indicated value on a marketable basis of the Company’s common stock. A 20% weighting was assigned to the indicated value from the OPM in the overall valuation of the Company’s common stock.

To determine the fair value of common stock as of the April 17, 2021, April 30, 2021, May 3, 2021, and May 5, 2021 grant dates, for financial reporting purposes, the Company considered the March 23, 2021 prior valuation and the subsequent May 14, 2021 valuation. The Company concluded that because there were no other significant changes to the business or other relevant factors impacting the fair value of common stock, it was appropriate to perform a linear interpolation between the March 23, 2021 and May 14, 2021 valuation dates for financial reporting purposes. The results of the linear interpolation are presented below:

Grant Date	Underlying Common Stock Value
April 17, 2021	$ 21.31
April 30, 2021	$ 22.01
May 3, 2021	$ 22.17
May 5, 2021	$ 22.28

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential

information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 1, 2021 Page 4	Confidential Treatment Requested by Confluent, Inc.

May 27, 2021 Grants

To determine the fair value of common stock as of the May 27, 2021 grant date, for financial reporting purposes, the Company considered the May 14, 2021 valuation and the contemporaneous initial discussions with the Representatives (as defined below) regarding the Preliminary Price Range.

Preliminary Price Range

The Company supplementally advises the Staff that it currently estimates a preliminary price range that will be between $[***] and $[***] per share of Class A common stock (the “Preliminary Price Range”) for its IPO, resulting in a midpoint of the Preliminary Price Range of $[***] per share of Class A common stock (the “Midpoint Price ”). The Preliminary Price Range was determined by discussions between the Company and Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, the lead underwriters of the IPO (the “Representatives”) that took place on May 30, 2021. The proposed Preliminary Price Range has been estimated based upon current market conditions, recent market prices of, and the demand for, publicly-traded common stock of comparable companies, the Company’s financial condition and prospects, and the performance of recent initial public offerings in the technology industry and the current market valuations of other high-growth software companies. In determining the Preliminary Price Range, the Company and the Representatives focused on a number of valuation methodologies to triangulate the valuation, which differ in some respects to valuation methodologies used by the Board and the Valuation Reports in determining the fair value of the Company’s common stock. The Preliminary Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company. Prior to May 30, 2021, the Representatives had not provided the Company with a specific estimated price range.

The Company will include the Preliminary Price Range in an amendment to the Registration Statement that will be filed shortly before the commencement of the Company’s road show. However, due to the recent volatility in the financial markets and the volatilities evident in the market for recent IPO issuers, the Preliminary Price Range of the Class A common stock may change. The Company confirms to the Staff that in accordance with Item 501(b)(3) of Regulation S-K and Question 134.04 of the Regulation S-K Compliance and Disclosure Interpretations, the difference between the high and low end of the bona fide price range will be no more than 20%. The parameters of the Preliminary Price Range will be subject to then-current market conditions, continuing discussions with the Representatives, and any business developments impacting the Company.

The Midpoint Price has been used by the Company to perform a preliminary linear interpolation from the most recent valuation report as of May 14, 2021 to determine the fair value of the Company’s common stock for stock award grants subsequent to May 14, 2021, for financial reporting purposes. The results of the linear interpolation are presented below:

Grant Date	Underlying Common Stock Value
May 27, 2021	$[***]

The Company believes the primary factors that explain the difference between the Preliminary Price Range and the fair value of the common stock used for purposes of measuring the grant date fair value of the Company’s stock awards through the date of this letter are as follows:

•

The capital markets continue to reward high growth software companies in expanding addressable markets with exposure to favorable industry trends such as cloud adoption. For example, the index return for growth cloud software companies has seen an increase of 48% year over year.

•

A number of software companies have either completed or made public filings with the Commission for their initial public offerings, suggesting a potentially favorable market for companies similar to the Company in executing and completing initial public offerings. Furthermore, the valuations for recent software company initial public offerings have increased dramatically, due to favorable market tailwinds, strong growth, and durable business models. Of note, since September 2020, a number of high-growth technology companies similar to the Company have completed initial public offerings and have realized over 100% increases in trading price at three months following the applicable initial public offering date relative to their respective initial

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential

information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 1, 2021 Page 5	Confidential Treatment Requested by Confluent, Inc.

public offering prices to the public. Further, the median forward revenue multiples for software IPOs has increased from 10.4x in 2020 to 15.1x in 2021 year-to-date, representing an increase of approximately 45%. In addition, investors have rewarded the comparable companies that informed the Preliminary Price Range, including hyper growth software peers also used in the Company’s most recent contemporaneous Valuation Report, with higher revenue multiples for future periods that were considered in determining the Preliminary Price Range.

•

The Preliminary Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair values of the common stock in the Valuation Reports represent contemporaneous estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability. This illiquidity helps to account for the difference between the estimated fair values of the common stock through the May 2021 grants and the Preliminary Price Range. The Company respectfully submits that the DLOM of 13.0% to 4.5% utilized in the IPO scenario since the December 31, 2020 valuation is reasonable and appropriate given the Company’s growth and the prospects for a liquidity event.

•

The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Company’s common stock, which is reflected in the Preliminary Price Range.

•

In contrast to the metrics used by the Representatives in determining the Preliminary Price Range, the valuations of the Company’s common stock were determined in accordance with the guidelines outlined in the AICPA Practice Guide as described herein and in the Registration Statement. The Company, in preparing its valuations of its common stock, utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in an IPO.

•

The Preliminary Price Range assumes a successful IPO in June 2021 with no weighting placed on any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary Price Range effectively weighs a near-term IPO outcome at 100%. In contrast, the Valuations Reports weighted the probability of a successful IPO in the PWERM analysis at 30% as of December 31, 2020, 45% as of February 22, 2021, 65% as of March 23, 2021, and 80% as of May 14, 2021.

Based on the above analysis, the Company respectfully submits to the Staff that the determination of the fair value of its common stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide.

Business

Our Customers, page 125

2. We note your response to prior comment 8 that you disclose the number of Fortune 500 customers to support your assertion that one of the company’s competitive strengths is that it serves leading enterprises. Given that you highlight this subset of customers in several sections of the filing, please provide appropriate context by disclosing the percentage of revenue or percentage of ARR generated by these customers.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 123, and 130 of the Registration Statement.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential

information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 1, 2021 Page 6	Confidential Treatment Requested by Confluent, Inc.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Basis of Presentation and Summary of Significant Accounting Policies

Deferred Contract Acquisition Costs, page F-12

3. We note from your response to prior comment 10 that for revenue arrangements through marketplace vendors, the Company pays fees calculated as a percentage of the sales contract to the end customer, which are recorded in cost of revenue. Please explain why these fees do not qualify for capitalization pursuant to the guidance in ASC 340-40. Quantify the fees paid to market place venders for each period presented. Tell us who is the customer in these arrangements and how you considered the guidance in ASC 606-10-32-25. In addition, please describe your revenue arrangements through the reseller channel and explain how resellers are compensated.

The Company supplementally advises the Staff that fees paid to marketplace vendors (i.e., the major cloud providers) were not material for each period presented. Fees paid to marketplace vendors were $0.1 million and $0.9 million for the years ended December 31, 2019 and 2020, respectively. Fees paid to marketplace vendors were $0.4 million for the three months ended March 31, 2021.

The Company supplementally advises the Staff that the customer in marketplace arrangements is the end customer and not the marketplace vendor. The Company enters into contracts through marketplace vendors when a pricing quote and terms are accepted by both the Company and the end customer. The Company’s sales team directly negotiates pricing quotes with end customers for marketplace revenue arrangements. Commissions are paid to the Company’s sales team at the same rate as other direct sales and are recorded as capitalized costs to obtain a contract pursuant to the guidance in ASC 340-40. The Company’s obligation in revenue arrangements through marketplace vendors is to provide services to the end customer. Marketplace vendors are responsible for collecting payment from the end customers and remitting to the Company. As a result, fees payable to marketplace vendors to collect payment and remit to the Company do not represent consideration payable to a customer and therefore are not subject to the guidance in ASC 606-10-32-25.

Fees paid to marketplace vendors do not represent a cost to obtain a contract as the fee is primarily in exchange for services such as processing the transaction once the contract has been negotiated by the Company’s sales team. Thus, the Company concluded the fees do not constitute an incremental cost to obtain a contract under the guidance in ASC 340-40. Fees paid to marketplace vendors also do not generate or enhance the Company’s resources that will be used to satisfy performance obligations in the future, and therefore do not meet the criteria of a cost to fulfill a contract to be recognized as an asset under ASC 340-40. As a result, the Company recognizes fees paid to marketplace vendors as expenses when incurred.

Unlike marketplace arrangements, the customer in license agreements with resellers is the reseller and not the end customer. The Company enters into master agreements with resellers and receives purchase orders from the resellers. Resellers negotiate orders with end customers and are primarily obligated to the end customers, who then agree to a license agreement governing usage of the software and related terms. The price charged to end customers by resellers is not known by the Company, and resellers are compensated to the extent the order price with end customers exceeds the amounts paid to the Company, as established by the purchase orders between the Company and the resellers.

In response to the Staff’s comment, the Company has also revised the disclosure on pages 107, 141, and F-14 of the Registration Statement.

Revenue, page F-14

4. We note your response to prior comment 14. Describe in greater detail the other features only available through purchase of a Confluent Platform subscription (“Proprietary Features”). Help us better understand why the right to use other features represents a license that has significant standalone functionality and is capable of being distinct. Please tell us the amount of revenue allocated to the underlying software license and PCS for each period presented.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential

information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 1, 2021 Page 7	Confidential Treatment Requested by Confluent, Inc.

The Company respectfully advises the Staff that the features available for free in open source Apache Kafka or the Confluent Community License (collectively, “Community Features”) allow users to utilize the capabilities of data in motion within their organizations. However, in order to be more successful in this new data architecture at scale, many users decide to purchase a Confluent Platform subscription. The primary Proprietary Features available through purchase of a Confluent Platform subscription, which are delivered as an on-premise software license that customers run in their own or outsourced infrastructure and are not available for free, are:

Control Center

The Control Center feature allows a customer to manage and monitor the health and performance of their deployment of Confluent Platform software. It provides the user an interface that allows them to quickly obtain an overview of the software deployment’s health, observe and control messages and data topics, and to develop and run queries against the data managed by the software.

Self-Balancing Clusters

Confluent Platform deployments can manage thousands of data topics and produce billions of messages per hour. As new data topics are created or deleted, partitions must be reassigned to balance the workload within the software for optimal performance. Without the Self-Balancing Clusters feature, the task of managing the runtime operations and performance of the software can be a significant burden on an organization’s personnel. Self-Balancing Clusters automates the resource workload balancing for the Company’s customers and provides failure detection and self-healing of issues to ensure peak performance with no manual intervention required.

Operator

The Operator feature enables the Company’s customers to deploy and manage Confluent Platform software much more efficiently. The automation and infrastructure-as-code approach provided by Operator greatly simplifies provisioning and minimizes the burden of operating and managing Confluent Platform clusters.

Role-Based Access Control (RBAC)

Providing and controlling access to Confluent Platform is vital to customers due to the sensitivity of their internal data. Using the RBAC feature, customers can assign roles to users within their organization, providing those users only the access and action privileges associated with those roles. This fine-tuned authorization provides customers the data security they need to adopt Confluent Platform for internal use cases across the entire enterprise.

Tiered Storage

Modern IT applications produce tremendous amounts of data, the storing of which can be challenging and costly. Tiered Storage makes storing high volumes of data in Confluent Platform manageable for the Company’s customers by reducing the operational burden and associated costs. Tiered Storage allows data that are not needed as rapidly as other data (e.g., for compliance or search reasons) to be stored on more cost-effective infrastructure, with compute resources to be scaled up only when needed.

The Company considers the above features to provide additional functionality to users who purchase a Confluent Platform subscription.

The Company supplementally advises the Staff that Confluent Platform licenses provide such functionality on a standalone basis: The licenses do not rely on frequent updates to the software, integration with other goods or services of the Company, connectivity to any hosted component, or other access to the Company or its services in order to produce the customer’s desired results. As the licenses are not dependent on these other services or promises, customers can benefit from the licenses on their own or with other resources readily available to them. Based on these traits of Confluent Platform licenses, the Company deems them to be distinct and separate performance obligations from the related PCS and any other services included in sales contracts.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential

information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 1, 2021 Page 8	Confidential Treatment Requested by Confluent, Inc.

The Company has provided the amounts of revenue recognized from Confluent Platform performance obligations for the periods presented on page F-28 of the Registration Statement.

Note 10. Revenue, page F-28

5. We note your response to prior comment 17. Please explain in greater detail how your disclosures meet the objective of depicting how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. In this respect, disaggregation of your revenue by the timing of the goods or services and sales channel appears to be information that will be beneficial to users of the financial statements.

The Company respectfully advises the Staff that the objective of its disaggregated revenue disclosure is to provide the most useful information to users of its financial statements based on categories that are meaningful to the Company and its investors and stakeholders. The assessment requires judgment, depends on various entity-specific and industry-specific factors, and is not subject to a single prescribed factor as the basis for disaggregation.

In consideration of ASC 606-10-55-91, the Company disaggregates its revenue by offering and geography and has revised its disclosure on page F-28 to disaggregate revenue by timing of transfer of goods or services in response to the Staff’s comment.

•

Disaggregation by type of good or service: The Company disaggregates revenue on the basis of offering (i.e., by Confluent Platform, Confluent Cloud, and services) because the nature, amount, and timing of revenues and cash flows vary by good or service. For example, the amount and timing of revenue from Confluent Cloud subscriptions may fluctuate from period to period due to varying patterns of customer consumption.

•

Disaggregation by geographic region: The Company disaggregates revenue by geographic markets due to its global footprint, with customers in over 70 countries as of March 31, 2021. Changes in economic factors such as foreign exchange rates could impact the amount of the Company’s cash flows. Further, extending global reach is one of the key factors affecting the Company’s performance and the Company makes strategic decisions in line with this objective.

•

Disaggregation by timing of transfer of goods or services: The Company has revised the disclosure on page F-28 of the Registration Statement to disaggregate revenue from Confluent Platform by license and PCS to reflect timing of revenue recognition.

The Company also considered the following alternative disaggregation categories:

•

Disaggregation by sales channels: The Company sells subscriptions and services through its sales teams, self-service channel, and partner ecosystem. The Company considered whether sales channels would provide meaningful categories of disaggregation that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors. As disclosed on pages 83, 91, 106, 116, and F-14 in the Registration Statement, revenue from the Company’s self-service channel was not material for each period presented.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential

information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 1, 2021 Page 9	Confidential Treatment Requested by Confluent, Inc.

Given the nature of the Company’s goods and services, regardless of whether sales are generated by the Company’s sales teams or through its partner ecosystem, revenue from the Company’s contracts is recognized in a similar manner (i.e., depending on the product offering) with similar payment terms, and affected by similar economic factors (i.e., geography). Cash flows from sales generated by the Company’s sales teams and partner ecosystem are also not disparately affected by economic factors. The Company’s list prices are the same for all of its sales channels and the Company’s discounting practice and approval process for its pricing negotiations is channel agnostic. The level of discounting or pricing variability on the Company’s sales is circumstantial on a case by case basis, but is generally within the Company’s standard discount range regardless of sales channel.

In reseller arrangements, as discussed in the response to Comment No. 3 above, although the price charged to end customers by resellers is not known by the Company, the Company’s customer is the reseller and discounts to the Company’s list prices for sales orders between the Company and resellers are generally within the Company’s standard discount range, such that the Company’s overall margins from reseller arrangements are not significantly different than those from direct sales. The Company’s sales teams are paid commissions based on the sales order amount between the Company and the resellers. In addition, the Company does not have significant reseller concentration, as the Company disclosed on page F-11 in the Registration Statement that no customer represented 10% or greater of the Company’s total revenue for the years ended December 31, 2019 and 2020 and for the three months ended March 31, 2020 and 2021.

In marketplace arrangements, as discussed in the response to Comment No. 3 above, the Company’s sales team directly negotiates pricing quotes with end customers and commissions paid to the Company’s sales team for direct sales and through marketplace vendors are at the same rate. The Company’s sales teams may also frequently source a sale directly with an end customer, but ultimately place the customer’s transaction through a major cloud provider’s marketplace depending on the customer’s needs and preferences, which would make disaggregation by sales channel less meaningful to the Company and its investors.

The Company supplementally advises the Staff that the Company’s chief operating decision maker does not review revenue on the basis of sales channels to evaluate the Company’s financial performance or make resource allocation decisions. The Company also does not present, or plan to present, disaggregation of revenue by sales channel in its future earnings releases, annual and quarterly reports, or investor presentations, as these are not meaningful to the Company and its investors and stakeholders, and to do so would require unreasonable effort as revenue generated by sales channel is not historically tracked or readily available.

As such, the Company determined that disaggregation of revenue by sales channels would not provide the most useful information to users of its financial statements, nor enhance its disclosure, as the nature, amount, timing, and uncertainty of revenues and cash flows does not vary by sales channels.

•

Disaggregation by market or type of customer: The Company’s offering is used by organizations of all sizes, across a vast range of industries. Regardless of the market or type of customer, revenue from the Company’s contracts is recognized in a similar manner (i.e., depending on the product offering) with similar payment terms, and affected by similar economic factors (i.e., geography). The Company also does not consider revenue from contracts with government customers to be material to its investors’ understanding of its business. As such, the Company determined that disaggregation of revenue by market or customer type would not enhance its disclosure.

•

Disaggregation by type of contract and contract duration: The Company believes that neither contract type nor contract duration are significant differentiating factors that impact the nature, amount, timing, and uncertainty of revenues and cash flows. In addition, the substantial majority of the Company’s subscriptions have one-year terms, as disclosed on pages 83, 91, 106, and F-14 of the Registration Statement. Accordingly, these categories were not considered further for disclosure.

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential

information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com

U.S. Securities and Exchange Commission June 1, 2021 Page 10	Confidential Treatment Requested by Confluent, Inc.

Based on its evaluation, the Company believes it has met the disclosure objective in ASC 606-10-50-5 of depicting how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors by presenting disaggregated revenue by type of good or service, geographic region, and timing of transfer of goods or services.

* * *

Please contact me at (650) 843-5307 with any questions or further comments regarding the Company’s responses to the Staff’s Comments. Thank you in advance for your attention to this matter.

Sincerely, Cooley LLP

/s/ Jon C. Avina Jon C. Avina

cc:	Steffan Tomlinson, Confluent, Inc.
Melanie Vinson, Confluent, Inc.
Siana Lowrey, Cooley LLP
Milson Yu, Cooley LLP
John Savva, Sullivan & Cromwell LLP
Sarah Payne, Sullivan & Cromwell LLP

Confluent, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential

information pursuant to 17 C.F.R. §200.83.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: +1 650 843 5000 f: +1 650 849 7400 cooley.com